EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Avado Brands, Inc.

                We consent to incorporation by reference in this registration statement to be filed on Form S-8 by Avado Brands, Inc. of our report dated January 28, 2000, except for the last paragraph of Note 6, which is as of April 3, 2000, relating to the consolidated balance sheets of Avado Brands, Inc. and subsidiaries as of January 2, 2000 and January 3, 1999 and the related consolidated statements of earnings, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 2, 2000, which report appears in the 1999 Annual Report on Form 10-K of Avado Brands, Inc.

KPMG LLP /s/ KPMG LLP

Atlanta, Georgia
February 22, 2001